UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

160 Robinson Road, 12 F,

SBF Center, Singapore 068914

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On August 11, 2026, at 10:00 p.m., Singapore Time (August 11, 2025, at 10:00 a.m. Eastern Time), BIT ORIGIN LTD held an extraordinary general meeting (the “Extraordinary General Meeting”) of shareholders of Class A ordinary shares, of par value $0.00006 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, of par value $0.00006 per share (the “Class B Ordinary Shares”) at the principal office of the Company located at 160 Robinson Road, 12 F, SBF Center, Singapore 068914.

As of the record date of July 28, 2026 (the “Record Date”), there were 4,068,548 Class A Ordinary Shares and 92,411 Class B Ordinary Shares outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to twenty (20) votes for each Class B Ordinary Share held for each of the proposals.

Holders of 647,408 Class A Ordinary Shares and holders of 92,411 Class B Ordinary Shares of the Company were present in person or by proxy at the Extraordinary General Meeting, representing approximately 15.9% of the 4,068,548 outstanding Class A Ordinary Shares and 100% of the 92,411 outstanding Class B Ordinary Shares, representing 42.18% of the total voting power as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the Extraordinary General Meeting as of the Record Date. All matters voted on at the Extraordinary General Meeting were approved. The final voting results for the matters submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

	Votes For	Votes Against	Votes Abstain
Proposal 1: By a special resolution, (a) to approve a change of the name of the Company (the “Name Change”) from “BIT ORIGIN LTD” to “SANGRIX INC.”; and (b) to authorize the directors of the Company to apply to the Registrar of Companies of the Cayman Islands for the Name Change; and that the directors be further authorised, at their sole discretion, to determine not to proceed with the change of name if, in their opinion, it is no longer desirable or in the best interests of the Company to do so within one year after the date of passing of these resolutions.	2,476,152	18,474	1,002
Proposal 2: By an ordinary resolution, to increase the Company’s authorized share capital from US$15,000 divided into 237,500,000 class A ordinary shares of a par value of US$0.00006 each and 12,500,000 class B ordinary shares of a par value of US$0.00006 each, to US$60,000,000 divided into 950,000,000,000 class A ordinary shares of a par value of US$0.00006 each and 50,000,000,000 class B ordinary shares of a par value of US$0.00006 each, by the creation of 949,762,500,000 class A ordinary shares of a par value of US$0.00006 each and 49,987,500,000 class B ordinary shares of a par value of US$0.00006 each (the “Share Capital Increase”).	2,475,429	20,083	116
Proposal 3: Subject to Proposal One and Proposal Two being passed, as a special resolution, to amend and restate the Company’s current amended and restated memorandum of association to reflect the Name Change and Share Capital Increase (the “Adoption of the Amended and Restated Memorandum”).	2,478,704	16,073	850

Proposal 4: As an ordinary resolution to approve a share consolidation of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.00006 each, at a ratio of five (5)-for-one (1), such that every five (5) Class A Ordinary Shares of a par value of US$0.00006 each be consolidated into one Class A Ordinary Share of a par value of US$0.0003 each, and every five (5) Class B Ordinary Shares of a par value of US$0.00006 each be consolidated into one Class B Ordinary Share of a par value of US$0.0003 each(the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on August 21, 2026, and upon the Share Consolidation becoming effective, assuming that the Share Capital Increase is approved under Proposal Two, the authorized share capital of the Company shall be changed:

FROM: US$60,000,000 divided into 950,000,000,000 class A ordinary shares of a par value of US$0.00006 each and 50,000,000,000 class B ordinary shares of a par value of US$0.00006 each.

TO: US$60,000,000 divided into 190,000,000,000 class A ordinary shares of a par value of US$0.0003 each and 10,000,000,000 class B ordinary shares of a par value of US$0.0003 each.

	2,464,712	29,950	965
Proposal 5: As a special resolution, subject to and conditional upon the effectiveness of the Share Consolidation implemented under Proposal Four, to amend and restate the then effective memorandum and articles of association of the Company (the Pre-Consolidation M&A) in the form of the Amended and Restated Memorandum attached as Annex B to the amended and restated proxy statement (the Post-Consolidation M&A), to reflect the Share Consolidation effected pursuant to Proposal Four (the “Amendment and Restatement of M&A Following the Share Consolidation”).	2,479,185	15,469	974
Proposal 6: As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidation, Amendment and Restatement of M&A Following the Share Consolidation, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).	2,474,033	20,735	860
Proposal 7: As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six (the “Adjournment”).	2,483,595	11,181	851

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2026	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board